EXHIBIT 99.1

RedHill Biopharma Provides Update on Progress With RHB-104 Ongoing Phase III Program for Crohn's Disease Following FDA Meeting

  RedHill and Quest Diagnostics concluded a pre-submission meeting with U.S. FDA regarding RedHill's companion diagnostic test for the detection of MAP bacterium, an extension of RedHill's ongoing RHB-104 Phase III Crohn's disease development program
  Increasing evidence supports the hypothesis that Crohn's disease is caused by MAP infection in susceptible patients; Based of FDA's feedback, RedHill and Quest Diagnostics plan to commence a study to assess the clinical utility of the diagnostic test in Q2-Q3/2015
  A protocol amendment for the ongoing Phase III study of RHB-104 in Crohn's disease has been filed with FDA and is expected to significantly increase the number of patients eligible to enroll in this study
  The RHB-104 Phase III MAP US study for Crohn's disease is one of RedHill's three ongoing Phase III studies in the U.S. with three of its drug candidates targeting gastrointestinal diseases

TEL-AVIV, Israel, Jan. 29, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company primarily focused on late clinical-stage, proprietary, orally-administered drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today provided an update on the progress with the ongoing RHB-104 Phase III development program for the treatment of Crohn's disease. The Company, together with Quest Diagnostics, recently concluded a pre-submission meeting with the FDA regarding the development path of a commercial companion diagnostic test for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) in Crohn's disease patients. Following the constructive FDA meeting, RedHill intends to initiate a study of approximately 40 Crohn's disease patients to assess the clinical utility of the companion diagnostic test during the second or third quarter of 2015.

RedHill is collaborating with Quest Diagnostics for the development of the potential companion diagnostic test, which is an extension of RedHill's development program for the Company's Crohn's disease drug, RHB-104, currently undergoing a first Phase III study (the MAP US study). RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. The development of RHB-104 and the MAP companion diagnostic test is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by MAP infection in susceptible patients. RedHill previously announced that it acquired the rights to patented technologies from the University of Minnesota and the University of Central Florida to support the development of this diagnostic test. There is currently no validated, FDA-approved, commercially available method of detecting the presence or absence of MAP in patients suffering from Crohn's disease and other diseases.

RedHill further announced that a protocol amendment has been filed with the FDA to the approved IND in relation to the ongoing Phase III MAP US study with RHB-104 for the treatment of Crohn's disease. As part of the amendment, the number of subjects planned to be enrolled in the study has been increased from 240 to 270 in order to account for potential drop-outs from the study. Additionally, the amendment allows for the inclusion of Crohn's disease patients with moderate to severe disease despite current treatment with anti-Tumor Necrosis Factor (anti-TNF) therapies infliximab (Remicade®) and adalimumab (Humira®). The inclusion of these concomitant medications significantly increases the number of Crohn's disease patients potentially eligible to enroll in the ongoing Phase III MAP US study. With 66 clinical sites actively enrolling patients, RedHill also plans to increase the number of clinical sites in the Phase III MAP US study, currently ongoing in the U.S., Canada and Israel, from 100 to 120, including new sites in Australia, New Zealand and Europe.

Ira Kalfus, MD, RedHill's Medical Director, said: "We would like to thank CDRH, the FDA's Center for Devices and Radiological Health, for the recent meeting regarding the development path for the MAP companion diagnostic test. In addition, we believe the filed protocol amendment of the MAP US study with RHB-104 will significantly increase the eligible patient population for our ongoing Crohn's disease study. We are working diligently to develop this potentially groundbreaking therapy for the patients affected by this disease. The filed protocol amendment of the MAP US study in Crohn's disease will be presented at a North American investigator meeting next week, with similar meetings planned for Israel, Australia, New Zealand and Europe."

The RHB-104 Phase III MAP US study for Crohn's disease is one of RedHill's three ongoing Phase III studies in the U.S. targeting gastrointestinal diseases, together with the RHB-105 Phase III study (the ERADICATE Hp study) for the treatment of H. pylori infection (top-line results expected during the second quarter of 2015) and the RHB-102 (BEKINDA™) Phase III study (the GUARD Study) for gastroenteritis and gastritis (top-line results expected H2/2015).

The MAP US Phase III study is registered on ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health which provides public access to information on publicly and privately supported clinical studies: https://clinicaltrials.gov/ct2/show/NCT01951326.

About RHB-104:

Currently in a first Phase III study for the treatment of Crohn's disease (the MAP US study), RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. The RHB-104 formulation was originally developed by Professor Thomas Borody, a leading innovator of therapeutic approaches for treating gastrointestinal tract diseases, who also developed the original triple therapy for peptic ulcer disease associated with H. pylori. Several clinical trials were conducted with earlier formulations of RHB-104, including an Australian Phase III study conducted by Pfizer. RedHill has conducted several supportive studies with the current formulation of RHB-104 and a long-term population pharmacokinetic (Pop-PK) study is ongoing as part of the Phase III MAP US study. RHB-104 is covered by several issued and pending patents.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection, with an ongoing first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with a Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) MESUPRON® - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vi) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (vii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (viii) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol. For more information please visit www.redhillbio.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; and (xi) competitive companies and technologies within the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2014. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Lauren Kwiecinski
         Senior Associate
         The Trout Group
         +1-646-378-2934
         lkwiecinski@troutgroup.com